FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated April 5, 2024

Callable Contingent Income Securities due April 22, 2026

Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the Russell 2000® Index and EURO STOXX 50® Index

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation in any underlying index. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving no contingent quarterly coupon when any underlying index, on the related observation date, closes below the coupon barrier level, and the risk of an automatic early redemption of the securities. Investors will not participate in any appreciation in any of the underlying shares. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying Indices:	The S&P 500® Index (Bloomberg symbol: “SPX”), the Russell 2000® Index (Bloomberg symbol: “RTY”) and EURO STOXX 50® (Bloomberg symbol “SXSE”)
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	April 17, 2024
Original issue date:	April 22, 2024 (3 business days after the pricing date)
Maturity date:	April 22, 2026
Early redemption:

The securities are not subject to automatic early redemption until three months after the original issue date. Following this 3-month initial non-call period, if, on any redemption determination date, beginning on July 17, 2024, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date. No further payments will be made on the securities once they have been redeemed.

The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related observation date.

Contingent quarterly coupon:

If, on any observation date, the index closing value of each underlying index is greater than or equal to its respective coupon barrier level, we will pay a contingent quarterly coupon of at least $20.625per security (equal to a rate of at least 2.0625% per quarter or at least 8.25% per annum) on the related coupon payment date. The actual contingent quarterly coupon will be determined on the pricing date.

If, on any observation date, the index closing value of any underlying index is less than the coupon barrier level for such index, no contingent quarterly coupon will be paid with respect to that observation date. It is possible that one or more underlying indices will close below the respective coupon barrier level(s) on most or all of the observation dates throughout the entire term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity:

If the securities have not previously been redeemed, investors will receive on the maturity date a payment at maturity determined as follows:

If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount and the contingent quarterly coupon otherwise due with respect to the final observation date.

If the final index value of any underlying index is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index. Under these circumstances, the payment at maturity will be less than 75% of the stated principal amount of the securities and could be zero.

Initial index value:	For each underlying index, the index closing value on the pricing date.
Final index value:	With respect to each underlying index, the respective index closing value on the final observation date.
Worst performing underlying index:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value.
Index performance factor:	With respect to each underlying index, final index value divided by the initial index value.
Observation dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates”
beginning on page PS-23 of the accompanying product supplement.
Coupon payment dates:	Quarterly, as set forth under “Observation Dates, Redemption Determination Dates, Coupon Payment Dates and Early Redemption Dates” below.
Downside threshold level:	With respect to each underlying index, 75% of the initial index value.
CUSIP / ISIN:	09711BNG7 / US09711BNG76
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $917.50 and $967.50 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105724004789/form424b2.htm
Dates / Redemption Determination Dates	Coupon Payment Dates / Early Redemption Dates
July 17, 2024	July 22, 2024
October 17, 2024	October 22, 2024
January 17, 2025	January 23, 2025
April 17, 2025	April 24, 2025
July 17, 2025	July 22, 2025
October 17, 2025	October 22, 2025
January 20, 2026	January 23, 2026
April 17, 2026* (final observation date)	April 22, 2026** (maturity date)

*Denotes that such date is not a “Redemption Determination Date”

**Denotes that such date is not an “Early Redemption Date”

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities

Hypothetical Payment at Maturity (if the securities have not been automatically redeemed)
Change in the Worst Performing Underlying Index	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-25.00%	$1,000.00
-25.01%	$749.90
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Indices

For information about the underlying indices, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪	Your investment may result in a loss; there is no guaranteed return of principal.
▪	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
▪	The securities are subject to early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities.
▪	You may not receive any contingent quarterly coupons.
▪	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
▪	The contingent quarterly coupons, early redemption payment or payment at maturity, as applicable, will not reflect changes in the levels of the underlying indices other than on the observation dates and redemption determination dates, as applicable.
▪	Because the securities are linked to the worst performing (and not the average performance) of the underlying indices, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the index closing value or final index value of one underlying index is greater than or equal to its coupon barrier level or downside threshold level, as applicable.
▪	Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.
▪	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪	The price to public you pay for the securities will exceed their initial estimated value.
▪	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.
▪	We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪	Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.
▪	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Index-related Risks

▪	The publisher of an underlying index may adjust that underlying index in a way that affects its levels, and the publisher has no obligation to consider your interests.
▪	The securities are subject to risks associated with small-size capitalization companies.
▪	The securities are subject to risks associated with foreign securities markets.
▪	The securities are subject to a foreign currency exchange risk.
▪	Governmental regulatory actions, such as sanctions, could adversely affect your investment in the securities.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.